Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), September 28th, 2021

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sir:

The undersigned, on behalf of the closely held corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates to you the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by this Commission for the Financial Market (the “Commission”):

In a meeting held on the date hereof, the Board of Directors of the Company agreed upon the following:

a)

Update the Company’s dividend policy , establishing that for fiscal year 2021, an amount equivalent to 40% of the distributable net income for such year will be distributed as dividends among shareholders, excluding from the calculation of such net income any extraordinary profits that the Company will obtain, through its subsidiary Forestal Arauco S.A., from the sale of real estate to Vista Hermosa Inversiones Forestales SpA, a transaction that was informed to the market through a Material Fact (Hecho Esencial) on August 17, 2021. For subsequent fiscal years, an amount equivalent to 40% of the distributable net income for each fiscal year will be distributed among shareholders. In any event, the Board of Directors may decide to distribute and pay interim dividends to shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

b)

Considering the favorable results obtained by the Company during the current year, it was agreed to convene an Extraordinary Shareholders’ Meeting to be held on Tuesday, October 12, 2021, at 3:00 p.m., to decide on the distribution of an possible dividend (dividendo eventual) charged to the retained earnings fund (fondo de utilidades acumuladas), proposed by the Board of Directors, for an amount of US$1.66010441227.- per share, i.e., for a total amount of US$200,000,000.- This amount is similar to the extraordinary profits that the Company will obtain from the sale of real estate referred to in a) above. Concurrently with the foregoing, it will be proposed to the Shareholders’ Meeting that such dividend be paid in cash, starting on October 25, 2021.

c)

Taking into account the results shown in the Company’s most recent l financial statements , the Board of Directors of the Company agreed to distribute among shareholders an amount of US$271,000,000.-, i.e. US$2.24944147862.- per share, as an interim dividend charged to the current fiscal year’s net income. This dividend will be paid in cash, starting on November 5, 2021.

Very truly yours,

Matías Domeyko Cassel

Chief Executive Officer

CELULOSA ARAUCO Y CONSTITUCION S.A.

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

- Unions